UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
Bellevue Montgomery LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    July 5, 2024

Physical address of issuer
1770 Kirby Parkway, Suite 215, Memphis, TN 38138

Website of issuer
www.livebellmont.com

Current number of employees
0

Filer EDGAR CIK
0002039845

Filer EDGAR CCC
gNy1E6$I

Submission Contact Person Information

Name
Scott Kern

Phone Number
(619) 302-0536

Email Address
skern@krndev.com

Notification Email Address
skern@krndev.com

Signatories

Name
Scott Kern

Signature

Title
CEO

Email
skern@krndev.com

Date
October 31, 2024